AMER SPORTS REPORTS FIRST QUARTER 2026 FINANCIAL RESULTS, RAISES FULL YEAR REVENUE, MARGIN, AND EPS GUIDANCE
•Strong 1Q26 results with revenues, adjusted margins and EPS above guidance
•Revenue increased 32% to $1,945 million, or +26% ex-currency, and strong momentum continues into 2Q26
•All four regions achieved healthy double-digit revenue growth
•Technical Apparel grew 33% driven by broad-based strength across regions, categories and channels, including a +19% omni-comp
•Outdoor Performance grew 42% and achieved nearly 500 bps of adjusted operating margin expansion, driven by excellent momentum in Salomon Softgoods
•Ball & Racquet grew 13% led by Wilson Tennis 360

NEW YORK (May 19, 2026) – Amer Sports, Inc. (NYSE: AS) (“Amer Sports” or the “Company”) today announced its financial results for the first quarter of 2026.
CEO James Zheng commented "Our excellent momentum continued in the first quarter of 2026, as our unique portfolio of technical sports and outdoor brands are creating white space and taking share globally. All segments, geographies, and channels performed extremely well in Q1, led by exceptional Salomon Softgoods growth, a strong Arc'teryx omni-comp, and solid Wilson Tennis 360 growth.
“Given the continued broad-based momentum across our portfolio and the talented and ambitious teams we have in place around the world, we are very confident in the future outlook for Amer Sports."
FIRST QUARTER 2026 RESULTS
For the first quarter of 2026, compared to the first quarter of 2025:
•Revenue increased 32% to $1,945 million, or 26% on a constant currency basis1. Revenues by segment:
•Technical Apparel increased 33% to $885 million, or increased 28% on a constant currency basis. This reflects an omni-comp2 growth of 19%.
•Outdoor Performance increased 42% to $714 million, or increased 33% on a constant currency basis.
•Ball & Racquet Sports increased 13% to $347 million, or increased 10% on a constant currency basis.
•Gross margin increased 210 basis points to 59.9%; Adjusted gross margin increased 200 basis points to 60.0%.
•Selling, general and administrative expenses increased 33% to $856 million; Adjusted selling, general and administrative expenses increased 34% to $841 million.

1 Constant currency revenue is calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period.
2 Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

•Operating profit increased 50% to $321 million; Adjusted operating profit increased 46% to $339 million.
•Operating margin increased 200 basis points to 16.5%. Adjusted operating margin increased 160 basis points to 17.4%. Adjusted operating margin by segment:
◦Technical Apparel increased 250 basis points to 26.4%.
◦Outdoor Performance increased 480 basis points to 20.4%.
◦Ball & Racquet Sports decreased 370 basis points to 3.6%.
•Net income attributable to equity holders of the Company increased 22% to $165 million, which is $0.29 diluted earnings per share; Adjusted net income attributable to equity holders of the Company increased 47% to $218 million, which is $0.38 adjusted diluted earnings per share.
Balance sheet. Year-over-year inventories increased 33% to $1,688 million. Net cash3 was $539 million, and cash and cash equivalents totaled $684 million at quarter end.
OUTLOOK
CFO Andrew Page noted, “We had a great start to the year in the first quarter, with strong sales, margin expansion, and EPS growth. The investments we have been making behind our biggest opportunities are paying off in terms of both sales growth and margin expansion. Today we are experiencing exceptional trends across each of our three biggest growth engines: Arc'teryx, Salomon softgoods, and Wilson Tennis 360 — which are all still relatively small franchises with significant room to expand.
"Looking ahead, given the momentum from our highest-margin Arc'teryx franchise, accelerating Salomon Softgoods growth, plus the solid foundation of our equipment franchises, we have the confidence to raise our 2026 sales, margin, and EPS guidance."
FULL-YEAR 2026
Amer Sports is increasing guidance for the year ending December 31, 2026 (all guidance figures reference adjusted amounts). Guidance assumes that the higher IEEPA tariff rates that were in place before the February Supreme Court ruling are in place for all of 2Q, and the remainder of 2026.
•Reported revenue growth: 20 — 22%, which assumes a 200 – 250 basis point benefit from favorable Fx impact at current exchange rates
•Gross margin: 59.0 – 59.5%
•Operating margin: 13.4 – 13.7%
•Net finance cost: approximately $70 million
•Effective tax rate: approximately 28%
•Other operating income will be approximately $30 million, and non-controlling interest approximately $20 million
•Fully diluted share count: approximately 586 million
•Fully diluted EPS: $1.18 – 1.23
•D&A: approximately $400 million, including approximately $200 million of ROU depreciation
•CapEx: approximately $400 million
•Corporate expenses: approximately $220 million

3Net cash is defined as cash and cash equivalents, less the principal value of non-current borrowings, the revolving credit facility and other borrowings.

•Technical Apparel:
◦Revenue growth of 22% – 24%
◦Segment operating margin approximately 22%
•Outdoor Performance:
◦Revenue growth of 22% – 24%
◦Segment operating margin 15.0% – 15.5%
•Ball & Racquet:
◦Revenue growth of 10% – 12%
◦Segment operating margin 4.7% – 5.0%
SECOND QUARTER 2026
Amer Sports is providing the following guidance for the second quarter ending June 30, 2026 (all guidance figures reference adjusted amounts). Guidance assumes that the higher IEEPA tariff rates that were in place before the February Supreme Court ruling remain in place for 2Q:
• Reported revenue growth: 22 – 24%, which assumes a 200 – 250 basis point benefit from favorable Fx impact at current exchange rates
• Gross margin: approximately 59.5%
• Operating margin: 6.0 – 7.0%
• Other operating income: approximately $20 million
• Net finance cost: approximately $15 million
• Effective tax rate: approximately 28%
• Fully diluted share count: approximately 590 million
• Fully diluted EPS: $0.08 – 0.10
Other than with respect to revenue, Amer Sports only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking non-IFRS measures to the most directly comparable IFRS Accounting Standards measures due to the difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations without unreasonable efforts. The Company is unable to address the probable significance of the unavailable reconciling items, which could have a potentially significant impact on its future IFRS financial results. The above outlook reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results may differ materially from these forward-looking statements, including as a result of, among other things, the factors described under “Forward-Looking Statements” below and in our filings with the SEC.
CONFERENCE CALL INFORMATION
The Company's conference call to review the results for the first quarter 2026 will be webcast live today, Tuesday, May 19, 2026 at 8:00 a.m. Eastern Time and can be accessed at https://investors.amersports.com.
ABOUT AMER SPORTS
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.

With over 15,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 40 countries and our products are sold in 100+ countries. Amer Sports generated revenue of $6.6 billion in 2025. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.

NON-IFRS MEASURES
Adjusted gross profit margin, adjusted gross profit, adjusted SG&A expenses, adjusted net finance costs, adjusted income tax expense, adjusted operating profit margin, adjusted EBITDA, adjusted net income attributable to equity holders of the Company, and adjusted diluted earnings per share are financial measures that are not defined under IFRS Accounting Standards. Adjusted gross profit margin is calculated as adjusted gross profit divided by revenue. Adjusted gross profit is calculated as gross profit excluding non-recurring items such as depreciation and amortization related to purchase price allocation (“PPA”) fair value step up resulting from the acquisition and delisting of Amer Sports in 2019 (the “Acquisition”), restructuring expenses, and expenses related to certain legal proceedings. Adjusted SG&A excludes non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, expenses related to transaction activities, expenses related to certain legal proceedings, and certain share-based payments. Adjusted net finance costs is calculated as net finance costs excluding non-recurring items such as expenses related to transaction activities, and loss on debt extinguishment. Adjusted income tax expense is calculated as income tax expense excluding the income tax expense resulting from each adjustment excluded from Adjusted net income. Adjusted operating profit margin is calculated as adjusted operating profit divided by revenue. Adjusted operating profit is calculated as income before tax with adjustments to exclude non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, expenses related to certain share-based payments, interest expense, foreign currency exchange gains/(losses), net & other finance costs, loss on debt extinguishment, and interest income. Adjusted EBITDA is calculated as net income attributable to equity holders of the Company, plus net income attributable to non-controlling interests, income tax expense/(benefit), foreign currency exchange gains/(losses), net & other finance costs, interest expense, loss on debt extinguishment, and depreciation and amortization, less interest income with adjustments to exclude restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. Adjusted net income attributable to equity holders of the Company is calculated as net income attributable to equity holders of the Company with adjustments to exclude depreciation and amortization on PPA fair value step up resulting from the Acquisition, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment, and the related income tax expense on these adjustments and deferred tax expense or benefit arising from tax rate changes on PPA balances. “Omni-comp” reflects revenue growth on a constant currency basis from owned retail stores that have been open for at least 13 full fiscal months and from owned e-commerce websites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.
The Company believes that these non-IFRS measures, when taken together with its financial results presented in accordance with IFRS Accounting Standards, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, adjusted EBITDA and adjusted net income are helpful to investors as they are measures used by management in assessing the health of the business and evaluating operating performance, as well as for internal planning and forecasting purposes. Non-IFRS financial measures, however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to IFRS measures. The supplemental tables below provide reconciliations of each non-IFRS financial measure presented to its most directly comparable IFRS Accounting Standards financial measure.

FORWARD LOOKING STATEMENTS
This press release contains statements that constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “anticipate,” “believe,” “may,” “will,” “expect,” “could,” “target,” “predict,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar expressions. Forward-looking statements appear in a number of places herein and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. These risks and uncertainties include factors relating to, but are not limited to: the strength of our brands; changes in market trends and consumer preferences; intense competition that our products, services and experiences face; harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders; reliance on technical innovation and high-quality products; general economic and business conditions worldwide, including due to inflationary pressures; the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers; ability to expand our direct-to-consumer (“DTC”) channel, including the expansion and success of our retail stores and e-commerce platforms; our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources; our international operations, including any related to political uncertainty and geopolitical tensions; changes in trade policies, including tariffs and other trade restrictions; our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; the cost of raw materials and our reliance on third-party manufacturers; our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers; climate change and sustainability-related matters, or legal, regulatory or market responses thereto; current and further changes to trade policies, tariffs, import/export regulations and, anti-competition regulations in the United States, European Union, People’s Republic of China (“PRC”) and other jurisdictions, or our failure to comply with such regulations; the use and reliance on artificial intelligence can potentially cause intellectual property rights issues, security vulnerabilities, harm our business reputation, negatively impact our operations and impact our financial results; ability to obtain approvals from PRC authorities to remain listed on the U.S. exchanges and offer securities in the future; ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes; ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us; security breaches or other disruptions to our information technology (“IT”) systems; our reliance on a large number of complex IT systems; changes in government regulation and tax matters; our ability to remediate our material weakness in our internal control over financial reporting; our relationship with ANTA Sports Products Limited (“ANTA Sports”); our expectations regarding the time during which we will be a foreign private issuer; and other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of an unanticipated event.

FOR ADDITIONAL INFORMATION
Investor Relations:
Omar Saad
Senior Vice President Group Investor Relations and Capital Markets
ir@amersports.com
Media:
Päivi Antola
Senior Vice President, Communications
media@amersports.com
Source: Amer Sports, Inc.

CONSOLIDATED STATEMENTS OF INCOME (1)
For the Three Months Ended March 31, 2026 and 2025
(Unaudited)

	For the three months ended March 31,
In millions (except for earnings per share information)	2026	2025

Revenue	$1,945.5	$1,472.5
Cost of goods sold	(780.1)	(621.4)
Gross profit	1,165.4	851.1
Selling, general and administrative expenses	(856.2)	(641.9)
Impairment losses	(0.7)	(0.3)
Other operating income	12.6	5.3
Operating profit	321.1	214.2

Interest expense	(24.9)	(22.0)
Foreign currency exchange (losses)/gains, net & other finance costs	(7.8)	3.9
Loss on debt extinguishment	(50.5)	—
Interest income	2.7	1.5
Net finance cost	(80.5)	(16.6)

Income before tax	240.6	197.6

Income tax expense	(70.5)	(59.5)

Net income	$170.1	$138.1

Net income attributable to:
Equity holders of the Company	$164.6	$134.6
Non-controlling interests	$5.5	$3.5

Earnings per share
Basic earnings per share	$0.29	$0.24
Diluted earnings per share	$0.29	$0.24

Weighted-average number of ordinary shares
Basic	564,902,329	553,986,158
Diluted	572,238,255	557,567,556

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (1)
As of March 31, 2026 and December 31, 2025
(Unaudited)

In millions	March 31, 2026	December 31, 2025

ASSETS

NON-CURRENT ASSETS

Intangible assets	$2,735.8	$2,782.0
Goodwill	2,296.1	2,338.3
Property, plant and equipment	690.9	697.8
Right-of-use assets	790.2	763.4
Non-current financial assets	75.3	70.7
Defined benefit pension assets	20.7	20.8
Other non-current assets	2.9	3.3
Deferred tax assets	80.4	84.1
TOTAL NON-CURRENT ASSETS	6,692.3	6,760.4

CURRENT ASSETS

Inventories	1,687.9	1,622.1
Accounts receivable, net	703.9	809.3
Prepaid expenses and other receivables	222.8	200.0
Current tax assets	20.0	20.3
Cash and cash equivalents	683.7	652.3
TOTAL CURRENT ASSETS	3,318.3	3,304.0

TOTAL ASSETS	10,010.6	10,064.4

SHAREHOLDERS' EQUITY AND LIABILITIES

EQUITY

Share capital	19.4	18.6
Share premium	4,092.2	3,251.2
Capital reserve	2,789.2	2,789.2
Cash flow hedge reserve	(20.8)	(43.4)
Accumulated deficit and other	(135.8)	(213.6)
Equity attributable to equity holders of the parent company	6,744.2	5,802.0
Non-controlling interests	11.4	18.9
TOTAL EQUITY	$6,755.6	$5,820.9

In millions	March 31, 2026	December 31, 2025

LIABILITIES

NON-CURRENT LIABILITIES

Non-current borrowings	$—	$792.3
Non-current lease liabilities	691.1	660.9
Defined benefit pension liabilities	33.7	33.9
Other non-current liabilities	4.5	7.2
Non-current provisions	16.5	16.0
Non-current tax liabilities	11.5	4.5
Deferred tax liabilities	503.7	519.5
TOTAL NON-CURRENT LIABILITIES	1,261.0	2,034.3

CURRENT LIABILITIES

Other borrowings	144.9	142.8
Current lease liabilities	165.0	157.1
Accounts payable	672.6	769.8
Other current liabilities	862.4	1,002.8
Current provisions	41.4	41.7
Current tax liabilities	107.7	95.0
TOTAL CURRENT LIABILITIES	1,994.0	2,209.2

TOTAL LIABILITIES	3,255.0	4,243.5

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	$10,010.6	$10,064.4

GEOGRAPHIC REVENUES
For the Three Months Ended March 31, 2026 and 2025
(Unaudited)

	For the three months ended March 31,
In millions	2026	2025	% Change
Geographic Revenues
Greater China (1)	$644.5	$446.0	44.5%
Americas	548.8	464.7	18.1%
EMEA	512.8	404.9	26.6%
Asia Pacific (2)	239.4	156.9	52.6%
Total	$1,945.5	$1,472.5	32.1%
(1) Consists of mainland China, Hong Kong, Macau and Taiwan.
(2) Excludes Greater China.
CHANNEL REVENUES
For the Three Months Ended March 31, 2026 and 2025
(Unaudited)

	For the three months ended March 31,
In millions	2026	2025	% Change
Channel Revenues
DTC	$1,001.5	$692.6	44.6%
Wholesale	944.0	779.9	21.0%
Total	$1,945.5	$1,472.5	32.1%
SEGMENT REVENUES
For the Three Months Ended March 31, 2026 and 2025
(Unaudited)

	For the three months ended March 31,
In millions	2026	2025	% Change
Segment Revenues
Technical Apparel	$885.0	$663.8	33.3%
Outdoor Performance	713.6	502.4	42.0%
Ball & Racquet Sports	346.9	306.3	13.3%
Total	$1,945.5	$1,472.5	32.1%

SEGMENT ADJUSTED OPERATING PROFIT
For the Three Months Ended March 31, 2026 and 2025
(Unaudited)

	For the three months ended March 31,
In millions	2026	% of Segment Revenues	2025 (3)	% of Segment Revenues
Segment Adjusted Operating Profit
Technical Apparel	$233.3	26.4%	$158.6	23.9%
Outdoor Performance	145.3	20.4%	78.5	15.6%
Ball & Racquet Sports	12.4	3.6%	22.4	7.3%
Corporate expenses (1) (2)	(52.0)	NM	(27.3)	NM
Total	$339.0	17.4%	$232.2	15.8%
(1) Includes corporate expenses, which have not been allocated to the reportable segments.
(2) The operating loss as a percentage of revenues for Corporate expenses is not presented as it is not a meaningful metric
(3) Effective January 1, 2026, the Company revised its methodology for allocating certain expenses, primarily IT costs, not directly attributable to the operating performance of its reportable segments. This change is reflective of how the Chief Operating Decision Maker (“CODM”) analyzes the business, with these expenses now reported within the centralized corporate function. Prior period amounts have been recast to conform to the current period presentation. This change did not impact the consolidated statements of financial position, income and other comprehensive income, changes in shareholders’ equity, or cash flows. The impact of this recast for each quarter of the prior year is presented below:

	For the three months ended
In millions	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	Total
Technical Apparel
Adjusted operating profit, as previously reported	$157.8	$70.7	$129.6	$258.7	$616.8
Impact of change in allocation methodology	0.8	1.1	0.3	1.6	3.8
Adjusted operating profit, as recast	158.6	71.8	129.9	260.3	620.6

Outdoor Performance
Adjusted operating profit, as previously reported	73.8	21.3	156.9	47.8	299.8
Impact of change in allocation methodology	4.7	6.2	4.3	8.9	24.1
Adjusted operating profit, as recast	78.5	27.5	161.2	56.7	323.9

Ball & Racquet Sports
Adjusted operating profit, as previously reported	20.2	9.7	26.4	(8.6)	47.7
Impact of change in allocation methodology	2.2	3.5	2.1	2.3	10.1
Adjusted operating profit, as recast	22.4	13.2	28.5	(6.3)	57.8

Corporate expenses
Adjusted operating profit, as previously reported	(19.6)	(34.3)	(38.0)	(34.8)	(126.7)
Impact of change in allocation methodology	(7.7)	(10.8)	(6.7)	(12.8)	(38.0)
Adjusted operating profit, as recast	(27.3)	(45.1)	(44.7)	(47.6)	(164.7)

SEGMENT DTC OPERATING DATA
As of March 31, 2026 and 2025
(Unaudited)

	March 31,
	2026	2025	% Change

Store count (1)
Technical Apparel	297	220	35%
Outdoor Performance	340	243	40%
Ball & Racquet	85	55	55%
Total	722	518	39%

Omni-comp (2)
Technical Apparel	19%	19%
Outdoor Performance	29%	28%
Ball & Racquet	17%	12%
(1) Reflects the number of owned retail stores open at the end of the fiscal period for each segment.
(2) Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.
ADJUSTED GROSS PROFIT RECONCILIATION
For the Three Months Ended March 31, 2026 and 2025
(Unaudited)

	For the three months ended March 31,
In millions	2026	2025
Gross Profit	$1,165.4	$851.1
Depreciation and amortization on PPA fair value step up	2.8	3.6
Expenses related to certain legal proceedings	—	(0.8)
Adjusted Gross Profit	$1,168.2	$853.9

ADJUSTED SG&A RECONCILIATION
For the Three Months Ended March 31, 2026 and 2025
(Unaudited)

	For the three months ended March 31,
In millions	2026	2025
Selling, general and administrative expenses	$(856.2)	$(641.9)
Depreciation and amortization on PPA fair value step up	6.4	6.9
Restructuring expenses	4.2	2.9
Expenses related to transaction activities	(0.1)	0.3
Share-based payments	4.6	5.0
Adjusted SG&A expenses	$(841.1)	$(626.8)
ADJUSTED NET FINANCE COST RECONCILIATION
For the Three Months Ended March 31, 2026 and 2025
(Unaudited)

	For the three months ended March 31,
In millions	2026	2025
Net Finance Costs	$(80.5)	$(16.6)
Loss on debt extinguishment	50.5	—
Adjusted Net Finance Costs	$(30.0)	$(16.6)
ADJUSTED INCOME TAX EXPENSE RECONCILIATION
For the Three Months Ended March 31, 2026 and 2025
(Unaudited)

	For the three months ended March 31,
In millions	2026	2025
Income Tax Expense	$(70.5)	$(59.5)
Deferred tax on PPA fair value step up	(2.2)	(2.6)
Restructuring expenses	(1.0)	(0.7)
Expenses related to transaction activities	0.0	(0.1)
Expenses related to certain legal proceedings	—	0.2
Share-based payments	(1.2)	(1.3)
Loss on debt extinguishment	(10.6)	—
Adjusted Income Tax Expense	$(85.5)	$(64.0)

ADJUSTED NET INCOME RECONCILIATION (1)
For the Three Months Ended March 31, 2026 and 2025
(Unaudited)

	For the three months ended March 31,
In millions (except for share and earnings per share information)	2026	2025

Net income attributable to equity holders of the Company	$164.6	$134.6
Depreciation and amortization on PPA fair value step up	9.2	10.5
Restructuring expenses	4.2	2.9
Expenses related to transaction activities	(0.1)	0.3
Expenses related to certain legal proceedings	—	(0.7)
Share-based payments	4.6	5.0
Loss on debt extinguishment	50.5	—
Income tax expense on adjustments	(15.0)	(4.5)
Adjusted net income attributable to equity holders of the Company	$218.0	$148.1
Weighted-average dilutive shares outstanding	572,238,255	557,567,556
Adjusted total diluted earnings per share	$0.38	$0.27
ADJUSTED OPERATING PROFIT RECONCILIATION (1)
For the Three Months Ended March 31, 2026 and 2025
(Unaudited)

	For the three months ended March 31,
In millions	2026	2025
Income before tax	$240.6	$197.6
Depreciation and amortization on PPA fair value step up	9.2	10.5
Restructuring expenses	4.2	2.9
Expenses related to transaction activities	(0.1)	0.3
Expenses related to certain legal proceedings	—	(0.7)
Share-based payments	4.6	5.0
Loss on debt extinguishment	50.5	—
Interest expense	24.9	22.0
Foreign currency exchange losses/(gains), net & other finance costs	7.8	(3.9)
Interest income	(2.7)	(1.5)
Adjusted operating profit	$339.0	$232.2

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN RECONCILIATION (1)
For the Three Months Ended March 31, 2026 and 2025
(Unaudited)

	For the three months ended March 31,
In millions	2026	2025

Revenue	$1,945.5	$1,472.5
Net income attributable to equity holders of the Company	$164.6	$134.6
Net income attributable to non-controlling interests	5.5	3.5
Depreciation and amortization (2)	102.6	77.7
Interest expense (3)	24.9	22.0
Loss on debt extinguishment	50.5	—
Foreign currency exchange losses/(gains), net & other finance costs	7.8	(3.9)
Interest income	(2.7)	(1.5)
Income tax expense	70.5	59.5
Restructuring expenses	4.2	2.9
Expenses related to transaction activities	(0.1)	0.3
Expenses related to certain legal proceedings	—	(0.7)
Share-based payments	4.6	5.0
Adjusted EBITDA	$432.4	$299.4
Net income margin	8.5%	9.1%
Adjusted EBITDA Margin	22.2%	20.3%
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
(2) Depreciation and amortization includes amortization expense for right-of-use assets capitalized under IFRS 16, Leases of $49.6 million and $35.9 million for the three months ended March 31, 2026 and 2025, respectively.
(3) Total interest expense on lease liabilities under IFRS 16, Leases was $9.6 million and $7.2 million for the three months ended March 31, 2026 and 2025, respectively.